September 15, 2008

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:       John Reynolds

Assistant Director

Re:                             Guess?, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 1, 2008
File No. 001-11893

Dear Mr. Reynolds:

Guess?, Inc. (the “Company”) is in receipt of your letter dated September 4, 2008 (the “Comment Letter”) that sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K for its fiscal year ended February 2, 2008 filed with the Commission on April 1, 2008 and the Company’s Proxy Statement filed with the Commission on May 15, 2008.  In the Comment Letter, you requested that the Company respond to the comments set forth in the Comment Letter within 10 business days of September 4, 2008, or tell the Commission when the Company would provide a response.

The Company is in the process of preparing a response to the Comment Letter and plans to provide that response to the Commission on or before October 3, 2008.  The Compensation Committee of the Company’s Board of Directors is scheduled to meet on September 26, 2008.  The additional time to file the response is required to facilitate preparation of a thorough response that includes input from the Compensation Committee.

Very truly yours,

/s/ Jason T. Miller
Jason T. Miller
Assistant General Counsel
Guess?, Inc.
(213) 765-3630